FOR IMMEDIATE RELEASE
October 26, 2015
ADVANTEST CORPORATION
Shinichiro Kuroe, Representative Director, President & CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Revisions of Earnings Forecast for the Fiscal Year Ending March 31, 2016

In light of recent changes in business performance, we announce revisions to the consolidated earnings forecast announced on July 28, 2015 for the fiscal year ending March 31, 2016 as follows:

Revised consolidated earnings forecast for the fiscal year ending March 31, 2016 (April 1, 2015 to March 31, 2016)
   (US GAAP)
	Net Sales	Operating income	Income before income taxes	Net income	Net income per share - (basic)
FY2015 forecast (A) (announced July 28, 2015)	Million yen 165,000	Million yen 15,000	Million yen 15,000	Million yen 12,000	Yen 68.75
FY2015 forecast (B) (announced October 26, 2015)	160,000	10,000	9,500	6,700	38.38
Difference (B-A)	(5,000)	(5,000)	(5,500)	(5,300)	-
Percentage change	(3.0%)	(33.3%)	(36.7%)	(44.2%)	-
(Reference) FY2014 actual	163,329	14,619	18,859	12,948	74.31

<Reasons for the earnings forecast revisions>
With regard to the business environment for this fiscal year, because of further worsening environment since the previous forecast, particularly for non-memory test systems, forecast for net sales is expected to decrease.  In addition, net sales and income are expected to fall below our previous forecast of operating results because of, among others, a decrease in income due to a decrease in the percentage of net sales constituting high profitability products.  For these reasons, we are revising our full fiscal year consolidated earnings forecast as above.

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections. These statements include, among other things, the discussion of Advantest’s business strategy, outlook and expectations as to market and business developments, production and capacity plans. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods;
•
circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers;

•
the environment in which Advantest purchases materials, components and supplies for the production of its products, including the availability of necessary materials, components and supplies during a significant expansion in the market in which Advantest operates; and

•	changes in economic conditions, competitive environment, currency exchange rates or political stability in the major markets where Advantest produces, distributes or sells its products.

These risks, uncertainties and other factors also include those identified in “Operating and Financial Review and Prospects,” “Key Information—Risk Factors” and “Information on the Company” set forth elsewhere in this annual report.